Exhibit 99.1

X Financial Reports Second Quarter 2023 Unaudited Financial Results

SHENZHEN, China, August 28, 2023 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Operational Highlights

	Three Months Ended	Three Months Ended	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	16,879	24,088	25,874	7.4%	53.3%
Number of active borrowers	1,140,249	1,523,738	1,474,930	(3.2)%	29.4%

•	The total loan amount facilitated and originated[1] in the second quarter of 2023 was RMB25,874 million, representing an increase of 53.3% from RMB16,879 million in the same period of 2022.

•	Total number of active borrowers[2] was 1,474,930 in the second quarter of 2023, representing an increase of 29.4% from 1,140,249 in the same period of 2022.

	As of June 30, 2022	As of March 31, 2023	As of June 30, 2023
Total outstanding loan balance (RMB in million)	29,075	41,531	45,071
Delinquency rates for all outstanding loans that are past due for 31-60 days	0.93%	1.05%	0.96%
Delinquency rates for all outstanding loans that are past due for 91-180 days	3.07%	2.40%	2.50%

•	The total outstanding loan balance[3] as of June 30, 2023 was RMB45,071 million, compared with RMB29,075 million as of June 30, 2022.

•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of June 30, 2023 was 0.96%, compared with 0.93% as of June 30, 2022.

•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of June 30, 2023 was 2.50%, compared with 3.07% as of June 30, 2022.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of June 30, 2022, March 31, 2023 and June 30, 2023 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of June 30, 2022, March 31, 2023 and June 30, 2023 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

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Second Quarter 2023 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended June 30, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	824,338	1,004,934	1,220,422	21.4%	48.0%
Total operating costs and expenses	(630,515)	(700,897)	(775,713)	10.7%	23.0%
Income from operations	193,823	304,037	444,709	46.3%	129.4%
Net income	185,700	284,346	366,292	28.8%	97.2%
Non-GAAP adjusted net income	210,688	306,525	364,885	19.0%	73.2%

Net income per ADS—basic	3.36	5.94	7.62	28.3%	126.8%
Net income per ADS—diluted	3.30	5.82	7.50	28.9%	127.3%

Non-GAAP adjusted net income per ADS—basic	3.78	6.36	7.62	19.8%	101.6%
Non-GAAP adjusted net income per ADS—diluted	3.72	6.24	7.44	19.2%	100.0%

•	Total net revenue in the second quarter of 2023 was RMB1,220.4 million (US$168.3 million), representing an increase of 48.0% from RMB824.3 million in the same period of 2022.

•	Income from operations in the second quarter of 2023 was RMB444.7 million (US$61.3 million), compared with RMB193.8 million in the same period of 2022.

•	Net income in the second quarter of 2023 was RMB366.3 million (US$50.5 million), compared with RMB185.7 million in the same period of 2022.

•	Non-GAAP[6] adjusted net income in the second quarter of 2023 was RMB364.9 million (US$50.3 million), compared with RMB210.7 million in the same period of 2022.

•	Net income per basic and diluted American depositary share (“ADS”) [7] in the second quarter of 2023 was RMB7.62 (US$1.05) and RMB7.50 (US$1.03), compared with RMB3.36 and RMB3.30, respectively, in the same period of 2022.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the second quarter of 2023 was RMB7.62 (US$1.05) and RMB7.44 (US$1.03), compared with RMB3.78 and RMB3.72, respectively, in the same period of 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are delighted to end the first half of 2023 with outstanding operational and financial performance in the second quarter. We continued to execute our proven strategy and maintain our growth momentum. In the first half of the year, the total loan facilitation and origination amount reached nearly RMB50 billion, an impressive increase of over 55% year-over-year. Our top line improved by 30%, while our bottom line nearly doubled in the first half, underpinned by our proven business model, consistent asset quality and optimized operational efficiency. Furthermore, our net income per basic ADS for the first half of the year grew more than 130% year-over-year, driven by our robust profitability and dedication to rewarding shareholders through our share repurchase program.”

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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“On the regulatory side, with the recent settlement of fines imposed on some large financial platforms by the government, the market believes that the industry-wide rectification is expected to come to an end, and a more stable regulatory environment is expected. Financial regulatory authorities are now shifting their focus towards regular supervision. As a highly responsible company, we always operate in full compliance with regulations and laws and will continue to prioritize financial consumer protection.”

“Looking ahead to the second half of 2023, we are confident in our ability to achieve sustainable growth and enhance shareholder value. The normal regulatory environment provides a solid foundation for our continued growth and success. We remain committed to executing our share repurchase and dividend program to reward our valued shareholders.”

Mr. Kent Li, President of the Company, added, “During the second quarter, our total loan amount facilitated and originated increased by 53% year-over-year and 7% quarter-over-quarter to RMB26 billion, in line with our expectations, with the total outstanding loan balance reaching RMB45 billion at the end of June 2023. We continued to strengthen our risk management system to maintain healthy asset quality, with the delinquency rate for all outstanding loans past due for 31-60 days remaining stable at 0.96% at the end of June 2023, and the delinquency rate for all outstanding loans past due for 91-180 days at 2.50%, significantly improved from a year ago. We are proud of our consistently high quality risk control and stable prime borrowers base, which have been well received and recognized by our institutional funding partners. We will continue to work together to meet the financing needs of consumers and SMEs in support of China's economic recovery.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are very pleased with our strong financial results for the second quarter. Total net revenue increased by 48% year-over-year and 21% quarter-over-quarter to RMB1,220 million. Our relentless focus on tightening cost control and improving operational efficiency enabled us to deliver revenue growth that outpaced cost and expense growth. As a result, net income for the second quarter surged by 97% year-over-year and 29% quarter-over-quarter, reaffirming our commitment to delivering substantial profits. The positive impact of our ongoing share repurchase program further contributed to our achievements, resulting in a noteworthy improvement in net income per basic ADS, rising by 127% from RMB3.36 in the same period last year to RMB7.62. To maximize shareholder value, our board of directors has also approved a special dividend of $0.17 per ADS, which is expected to be paid in October this year.”

“Given the stabilized regulatory environment, we expect to achieve steady growth in both operational and financial performance in the second half of the year, further solidifying our position in the market.”

Second Quarter 2023 Financial Results

Total net revenue in the second quarter of 2023 increased by 48.0% to RMB1,220.4 million (US$168.3 million) from RMB824.3 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2022.

	Three Months Ended June 30,
(In thousands, except for share and per share data)	2022		2023		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	471,531	57.2%	715,503	58.6%	51.7%
Post-origination service	82,304	10.0%	140,317	11.5%	70.5%
Financing income	234,756	28.5%	274,639	22.5%	17.0%
Other revenue	35,747	4.3%	89,963	7.4%	151.7%
Total net revenue	824,338	100.0%	1,220,422	100.0%	48.0%

Loan facilitation service fees in the second quarter of 2023 increased by 51.7% to RMB715.5 million (US$98.7 million) from RMB471.5 million in the same period of 2022, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2022.

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Post-origination service fees in the second quarter of 2023 increased by 70.5% to RMB140.3 million (US$19.4 million) from RMB82.3 million in the same period of 2022, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the second quarter of 2023 increased by 17.0% to RMB274.6 million (US$37.9 million) from RMB234.8 million in the same period of 2022, primarily due to an increase in average loan balances compared with the same period of 2022.

Other revenue in the second quarter of 2023 increased by 151.7% to RMB90.0 million (US$12.4 million), compared with RMB35.7 million in the same period of 2022, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the second quarter of 2023 increased by 25.6% to RMB669.7 million (US$92.4 million) from RMB533.1 million in the same period of 2022, primarily due to the following factors: (i) an increase in commission fees resulting from the increased in total loan amount facilitated and originated this quarter compared with the same period of 2022 and (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors.

Provision for loans receivable in the second quarter of 2023 was RMB55.4 million (US$7.6 million), compared with RMB32.2 million in the same period of 2022, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and originated this quarter compared with the same period of 2022.

Income from operations in the second quarter of 2023 was RMB444.7 million (US$61.3 million), compared with RMB193.8 million in the same period of 2022.

Income before income taxes and gain from equity in affiliates in the second quarter of 2023 was RMB443.9 million (US$61.2 million), compared with RMB220.2 million in the same period of 2022.

Income tax expense in the second quarter of 2023 was RMB87.0 million (US$12.0 million), compared with RMB42.2 million in the same period of 2022.

Net income in the second quarter of 2023 was RMB366.3 million (US$50.5 million), compared with RMB185.7 million in the same period of 2022.

Non-GAAP adjusted net income in the second quarter of 2023 was RMB364.9 million (US$50.3 million), compared with RMB210.7 million in the same period of 2022.

Net income per basic and diluted ADS in the second quarter of 2023 was RMB7.62 (US$1.05), and RMB7.50 (US$1.03), compared with RMB3.36 and RMB3.30, respectively, in the same period of 2022.

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Non-GAAP adjusted net income per basic and diluted ADS in the second quarter of 2023 was RMB7.62 (US$1.05), and RMB7.44 (US$1.03), compared with RMB3.78 and RMB3.72 respectively, in the same period of 2022.

Cash and cash equivalents was RMB1,320.4 million (US$182.1 million) as of June 30, 2023, compared with RMB921.2 million as of March 31, 2023.

Recent Development

Share Repurchase Plan

In the second quarter of 2023, the Company repurchased an aggregate of 405,845 ADSs for a total consideration of US$1.58 million. In 2022, the Company had repurchased an aggregate of 266,882 ADSs and 46,487,276 Class A ordinary shares for a total consideration of US$21.1 million.

On November 16, 2022, the Company announced that the board of directors (the “Board”) authorized to increase its share repurchase program to US$30 million from US$20 million, effective through September 2023. Under this plan, the Company has approximately US$7.3 million remaining for potential repurchases. On August 28, 2023, the Board approved the extension of the Company's existing share repurchase program for an additional twelve months, until the end of September 2024.

Declaration of Special Dividend

The Company today announced the Company’s board of directors has approved the declaration and payment of a special dividend of US$0.17 per ADS (approximately US$0.028 per ordinary share). The Special Dividend will be paid on or about October 18, 2023 to the holders of the Company’s ordinary shares of record as of the close of business on September 19, 2023, being the record date for determination of entitlements to the Special Dividend.

Business Outlook

The Company expects the total loan amount facilitated and originated for the third quarter of 2023 to be between RMB28.5 billion and RMB29.5 billion. The total loan amount facilitated and originated for 2023 is expected to be between RMB105 billion and RMB110 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on August 29, 2023 (7:00 PM Beijing / Hong Kong Time on the same day).

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Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until September 5, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	5551060

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

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We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

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Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not diff materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	602,271	1,320,414	182,093
Restricted cash	404,689	594,739	82,018
Accounts receivable and contract assets, net	1,161,912	1,493,595	205,976
Loans receivable from Xiaoying Credit Loans and other loans, net	3,810,393	4,302,970	593,407
Loans at fair value	120,280	4,415	609
Deposits to institutional cooperators, net	1,770,317	1,759,421	242,635
Prepaid expenses and other current assets, net	71,082	26,992	3,722
Deferred tax assets, net	88,428	79,943	11,025
Long-term investments	495,995	517,017	71,300
Property and equipment, net	5,861	7,465	1,029
Intangible assets, net	36,550	35,931	4,955
Loan receivable from Xiaoying Housing Loans, net	10,061	9,865	1,360
Financial investments	192,620	201,932	27,848
Other non-current assets	67,204	62,308	8,593
TOTAL ASSETS	8,837,663	10,417,007	1,436,570

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,627,910	3,034,343	418,455
Payable to investors at fair value	141,289	3,537	488
Financial guarantee derivative	107,890	-	-
Short-term borrowings	70,209	662,709	91,392
Accrued payroll and welfare	63,681	50,987	7,031
Other tax payable	255,691	276,978	38,195
Income tax payable	270,089	371,935	51,292
Deposit payable to channel cooperators	19,700	19,700	2,717
Accrued expenses and other current liabilities	476,035	507,175	69,943
Dividend payable	-	58,693	8,094
Other non-current liabilities	51,193	45,059	6,214
Deferred tax liabilities	722	8,727	1,204
TOTAL LIABILITIES	4,084,409	5,039,843	695,025

Commitments and Contingencies
Equity:
Common shares	207	207	29
Treasury stock	(124,597)	(132,201)	(18,231)
Additional paid-in capital	3,191,194	3,210,797	442,789
Retained earnings	1,622,851	2,214,795	305,434
Other comprehensive income	63,599	83,566	11,524
Total X Financial shareholders' equity	4,753,254	5,377,164	741,545
Non-controlling interests	-	-	-
TOTAL EQUITY	4,753,254	5,377,164	741,545

TOTAL LIABILITIES AND EQUITY	8,837,663	10,417,007	1,436,570

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	471,531	715,503	98,672	980,234	1,296,107	178,741
Post-origination service	82,304	140,317	19,351	169,648	261,590	36,075
Financing income	234,756	274,639	37,874	466,031	528,695	72,910
Other revenue	35,747	89,963	12,406	96,780	138,964	19,164
Total net revenue	824,338	1,220,422	168,303	1,712,693	2,225,356	306,890

Operating costs and expenses:
Origination and servicing	533,062	669,720	92,359	997,561	1,303,529	179,765
General and administrative	41,144	44,138	6,087	86,489	89,785	12,382
Sales and marketing	4,567	3,431	473	9,225	5,468	754
Provision for accounts receivable and contract assets	25,715	3,175	438	51,771	2,235	308
Provision for loans receivable	32,224	55,449	7,647	65,964	75,826	10,457
Reversal of provision for contingent guarantee liabilities	(14,000)	-	-	(14,000)	-	-
(Reversal of) provision for credit losses on deposits to institutional cooperators	7,803	(200)	(28)	8,534	(234)	(32)
Reversal of provision for credit losses for other financial assets	-	-	-	(765)	-	-
Total operating costs and expenses	630,515	775,713	106,976	1,204,779	1,476,609	203,634

Income from operations	193,823	444,709	61,327	507,914	748,747	103,256
Interest income (expenses), net	1,691	(8,457)	(1,166)	2,718	(10,455)	(1,442)
Foreign exchange loss	(13,102)	(11,798)	(1,627)	(12,146)	(8,781)	(1,211)
Income (loss) from financial investments	(9,626)	12,093	1,668	(9,626)	2,579	356
Fair value adjustments related to Consolidated Trusts	(3,250)	(247)	(34)	(1,491)	(800)	(110)
Change in fair value of financial guarantee derivative	44,758	667	92	24,625	24,966	3,443
Other income, net	5,911	6,932	956	26,028	18,263	2,519

Income before income taxes and gain from equity in affiliates	220,205	443,899	61,216	538,022	774,519	106,811

Income tax expense	(42,243)	(87,043)	(12,004)	(223,278)	(139,607)	(19,253)
Gain from equity in affiliates, net of tax	7,738	9,436	1,301	10,888	15,725	2,169
Net income	185,700	366,292	50,513	325,632	650,637	89,727
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	185,700	366,292	50,513	325,632	650,637	89,727

Net income	185,700	366,292	50,513	325,632	650,637	89,727
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	(142)	40	6	70	42	6
Foreign currency translation adjustments	35,801	27,186	3,749	32,717	19,925	2,748
Comprehensive income	221,359	393,518	54,268	358,419	670,604	92,481
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	221,359	393,518	54,268	358,419	670,604	92,481

Net income per share—basic	0.56	1.27	0.18	0.98	2.26	0.31
Net income per share—diluted	0.55	1.25	0.17	0.96	2.21	0.30

Net income per ADS—basic	3.36	7.62	1.05	5.88	13.56	1.87
Net income per ADS—diluted	3.30	7.50	1.03	5.76	13.26	1.83

Weighted average number of ordinary shares outstanding—basic	331,967,010	287,607,857	287,607,857	331,886,487	287,955,066	287,955,066
Weighted average number of ordinary shares outstanding—diluted	339,516,588	293,863,323	293,863,323	339,436,065	294,078,329	294,078,329

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except for share and per share data)	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	185,700	366,292	50,513	325,632	650,637	89,727
Less: Income (loss) from financial investments (net of tax of nil)	(9,626)	12,093	1,668	(9,626)	2,579	356
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-	-	-	-
Add: Share-based compensation expenses (net of tax of nil)	15,362	10,686	1,474	29,337	23,351	3,220
Non-GAAP adjusted net income	210,688	364,885	50,319	364,595	671,409	92,591

Non-GAAP adjusted net income per share—basic	0.63	1.27	0.18	1.10	2.33	0.32
Non-GAAP adjusted net income per share—diluted	0.62	1.24	0.17	1.07	2.28	0.31

Non-GAAP adjusted net income per ADS—basic	3.78	7.62	1.05	6.60	13.98	1.93
Non-GAAP adjusted net income per ADS—diluted	3.72	7.44	1.03	6.42	13.68	1.89

Weighted average number of ordinary shares outstanding—basic	331,967,010	287,607,857	287,607,857	331,886,487	287,955,066	287,955,066
Weighted average number of ordinary shares outstanding—diluted	339,516,588	293,863,323	293,863,323	339,436,065	294,078,329	294,078,329